UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)(1)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

KINDERCARE LEARNING CENTERS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

494521 30 5

(CUSIP Number)

Michael E. Cahill, Esq.
Group Managing Director & General Counsel
The TCW Group, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, California 90017
(213) 244-0000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1)                    *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 494521 30 5		Page 2 of 19 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) The TCW Group, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,898,488

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,898,488

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,488

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.63%

14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. 494521 30 5		Page 3 of 19 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCW Asset Management Company S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,898,488

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,898,488

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,488

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.63%

14.	Type of Reporting Person (See Instructions) CO, IA

CUSIP No. 494521 30 5		Page 4 of 19 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TCW Special Credits Fund V - The Principal Fund S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,898,488

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,898,488

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,488

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.63%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 494521 30 5		Page 5 of 19 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 1,898,488

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 1,898,488

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,488

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.63%

14.	Type of Reporting Person (See Instructions) IA; OO

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Statement”), filed on behalf of the TCW Group, Inc. and the several entities included herein (collectively, the “Reporting Persons”), relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Kindercare Learning Centers, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 650 NE Holladay Street, Suite 1400, Portland, Oregon 97232.

Item 2.	Identity and Background
This Statement is filed on behalf of:
1. The TCW Group, Inc., a Nevada corporation (“TCWG”);
2. TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG (“TAMCO”);
3. TCW Special Credits Fund V - The Principal Fund, a California limited partnership of which TAMCO is the general partner (“The Principal Fund”); and
4. Oaktree Capital Management, LLC, a California limited liability company (“Oaktree,” and together with The Principal Fund, the “Oaktree Investors”).

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services.  TAMCO is a registered investment adviser and provides investment advice and management services to institutional and individual investors.  TAMCO is the general partner of The Principal Fund.  The Principal Fund is a limited partnership which invests in entities in which there is a potential for The Principal Fund to exercise significant influence over such entities.  The principal business address for TCWG, TAMCO and The Principal Fund (together, the “TCW Related Entities”) is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

TCWG, TAMCO and The Principal Fund, together with TCWG’s other direct and indirect subsidiaries, collectively constitute The TCW Group, Inc. business unit (the “TCW Business Unit”).  The TCW Business Unit is primarily engaged in the provision of investment management services.

Societe Generale S.A., a company incorporated under the laws of France (“SG”), owns approximately 67% of the equity securities of TCWG and 86% of the voting rights of TCWG.  SG is the ultimate parent company of TCWG. The principal business of SG is acting as a holding company for a global financial services group, which includes certain distinct specialized business units that are independently operated, including the TCW Business Unit.

SG, for purposes of the federal securities laws, may be deemed ultimately to control TCWG and the TCW Business Unit.  SG, its executive officers and directors, and its direct and indirect subsidiaries (including all of its business units except the TCW Business Unit), may beneficially own additional securities of the Issuer (the “Shares”) and such Shares are not reported in this statement.  In accordance with Securities and Exchange Commission (“SEC”) Release No.

34-39538 (January 12, 1998), and due to the separate management and independent operation of its business units, SG disclaims beneficial ownership of Shares beneficially owned by the Reporting Persons. The Reporting Persons disclaim beneficial ownership of Shares beneficially owned by SG and any of SG’s other business units.

The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors.  Oaktree is the manager of The Principal Fund pursuant to a subadvisory agreement between TAMCO and Oaktree.  The principal business address for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

(i) The executive officers of TCWG are listed below.  The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017.  Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers
Robert A. Day	Chairman of the Board & Chief Executive Officer
Ernest O. Ellison	Vice Chairman of the Board
Thomas E. Larkin, Jr.	Vice Chairman of the Board
Marc I. Stern	President
Alvin R. Albe, Jr.	Executive Vice President & Chief Marketing Officer
Robert D. Beyer	Executive Vice President & Chief Investment Officer
William C. Sonneborn	Executive Vice President & Chief Operating Officer
Patrick R. Pagni	Executive Vice President (a French citizen)
Michael E. Cahill	Group Managing Director, General Counsel & Secretary
David DeVito	Managing Director, Chief Financial Officer & Assistant Secretary

Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(ii) The executive officers of TAMCO are listed below.  The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017.  Each executive officer and director is a citizen of the United States of America unless otherwise specified below:

Executive Officers
Robert A. Day	Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.	Vice Chairman of the Board
Marc I. Stern	Vice Chairman of the Board
Jeffrey Gundlach	Director and President
Alvin R. Albe, Jr.	Executive Vice President & Chief Marketing Officer
Robert D. Beyer	Executive Vice President & Chief Investment Officer
William C. Sonneborn	Executive Vice President & Chief Operating Officer
Mark Gibello	Executive Vice President
Michael E. Cahill	Group Managing Director, General Counsel & Secretary
David S. DeVito	Managing Director, Chief Financial Officer & Assistant Secretary

Schedule II attached hereto and incorporated herein sets forth with respect to each director of TAMCO his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(iii) TAMCO is the sole general partner of The Principal Fund. See information in paragraph (ii) above regarding TAMCO and its executive officers and directors.

(iv) The members and executive officers of Oaktree and the portfolio managers of The Principal Fund are listed below.  The principal address for each member and executive officer of Oaktree and each portfolio manager is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  All individuals listed below are citizens of the United States of America.

Executive Officers and Members
Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
David Kirchheimer	Chief Financial and Administrative Officer and Principal
Sheldon M. Stone	Principal
David Richard Masson	Principal
Larry W. Keele	Principal
Stephen A. Kaplan	Principal
Russel S. Bernard	Principal

John W. Moon	Principal
Kevin L. Clayton	Principal
John Frank	General Counsel and Principal

Portfolio Managers
Stephen A. Kaplan	Principal
Bruce A. Karsh	President and Principal

Other Officers
Richard J. Goldstein	Managing Director

During the last five years, neither TCWG, TAMCO, The Principal Fund, Oaktree, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.	Purpose of Transaction

On November 5, 2004, The Principal Fund entered into an Agreement and Plan of Merger (the “Merger Agreement”) with KU Education LLC (“Parent”), KUE Merger Sub Inc., a wholly-owned subsidiary of KU Education LLC (“Merger Sub”), Issuer, KLC Associates, L.P. (“KLC Associates”), KKR Partners II, L.P (“KKR Partners II” and together with KLC Associates, the “KKR Investors”) and David J. Johnson.  Subject to the terms and conditions of the Merger  Agreement, (a) The Principal Fund, the KKR Investors and Johnson will sell to Parent all of the shares of the Issuer’s Common Stock owned by them (the “Stock Purchase”) and (b) immediately thereafter Merger Sub will merge with and into Issuer (the “Merger”), with each shareholder of Issuer receiving the same cash consideration in the Merger as The Principal Fund, the KKR Investors and Johnson receive in the Stock Purchase.  Pursuant to the Merger Agreement, the per share price is determined by a formula which Issuer estimates will result in a price in cash of approximately $25.94 per share of the Issuer’s Common Stock, $24.74 of which would be paid upon closing and $1.20 of which would be placed in escrow for one year to satisfy indemnification obligations.  As a result of the transactions contemplated by the Agreement, Issuer will become a wholly-owned subsidiary of Parent.

The foregoing discussion of the Merger Agreement is qualified in its entirety by the Merger Agreement, a copy of is filed as Exhibit 1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) The Principal Fund beneficially owns 1,898,488 shares of the Issuer’s Common Stock, or approximately 9.63% of the outstanding shares of the Issuer’s Common Stock, based on the 19,721,646 shares of Common Stock outstanding at October 22, 2004 as reported in the Issuer’s Form 10-Q for the period ended September 17, 2004.

TAMCO, as the general partner of The Principal Fund, may be deemed to beneficially own the 1,898,488 shares of the Issuer’s Common Stock held by The Principal Fund, or  approximately 9.63% of the outstanding shares of the Issuer’s Common Stock.

TCWG, as the parent corporation of TAMCO, may be deemed to beneficially own the 1,898,488 shares of the Issuer’s Common Stock held by The Principal Fund, or approximately 9.63% of the outstanding shares of the Issuer’s Common Stock.

Oaktree, as the manager of The Principal Fund, may be deemed to beneficially own the 1,898,488 shares of the Issuer’s Common Stock held by The Principal Fund, or approximately 9.63% of the outstanding shares of the Issuer’s Common Stock.

TCWG, TAMCO and Oaktree, and each of the individuals listed in Item 2, each disclaim beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement.

(b) TAMCO, as general partner of The Principal Fund, has the power to vote and dispose of the 1,898,488 shares of the Issuer’s Common Stock held by the Principal Fund.

TCWG, as the parent corporation of TAMCO, may be deemed to have the power to vote and dispose of the 1,898,488 shares of the Issuer’s Common Stock held by The Principal Fund.

Oaktree, as the manager of The Principal Fund, has the power to vote and dispose of the 1,898,488 shares of the Issuer’s Common Stock held by The Principal Fund.

(c) None.

(d) None.

(e) None.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

TAMCO, as general partner of The Principal Fund, receives fees for its management of The Principal Fund.

Pursuant to the terms of the Stockholders’ Agreement, dated February 13, 1997, among the Issuer, the KKR Investors and the Oaktree Investors, the Oaktree Investors are entitled to designate one director to the Board of Directors of the Issuer.  Mr. Richard J. Goldstein is currently serving as such director.  In addition, the Stockholders’ Agreement provides that (i) the Oaktree Investors have the right to participate pro rata in certain sales of the Issuer’s Common Stock by the KKR Investors and (ii) the KKR Investors have the right to require the Oaktree Investors to participate pro rata in certain sales by the KKR Investors.  The Stockholders’ Agreement will terminate no later than its tenth anniversary, and may terminate earlier if (a) the number of shares of the Issuer’s Common Stock held in the aggregate by the Oaktree Investors falls below certain ownership levels through sales or other dilution events (as more fully described therein) or (b) the KKR Investors, in the aggregate, own less than 15% of the outstanding shares of the Issuer’s Common Stock, on a fully diluted basis.  Accordingly, the Stockholders’ Agreement will terminate upon the consummation of the Merger.  The foregoing discussion of the Stockholders’ Agreement is qualified in its entirety by the Stockholders’ Agreement, a copy of is filed as Exhibit 2 hereto and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1Exhibit 1

Agreement and Plan of Merger, dated as of November 5, 2004, by and among KU Education LLC, KUE Merger Sub Inc., KinderCare Learning Centers, Inc., KLC Associates, L.P., KKR Partners II, L.P., TCW Special Credit Fund V – The Principal Fund and David J. Johnson (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by KinderCare Learning Centers, Inc. on November 9, 2004 (File No. 000-17098)).

Exhibit 2

Stockholder’s Agreement, dated February 13, 1997, among the Issuer, the KKR Investors and the Oaktree Investors (incorporated by reference from Exhibit 2.3 of the Issuer’s Registration Statement on Form S-4, filed March 11, 1997 (File No. 333-23127)).

Exhibit 3	Joint Filing Agreement.

Exhibit 4	Power of Attorney.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 15, 2004

THE TCW GROUP, INC.

/s/ Linda Barker
Name: Linda D. Barker
Title: Authorized Signatory

TCW ASSET MANAGEMENT COMPANY

/s/ Linda Barker
Name: Linda D. Barker
Title: Senior Vice President

TCW SPECIAL CREDITS FUND V - THE PRINCIPAL FUND

By:	TCW Asset Management Company, its General Partner

	By:	/s/ Stephen Kaplan
		Name:	Stephen A. Kaplan
		Title:	Authorized Signatory

	By:	/s/ Richard J. Goldstein
		Name:	Richard J. Goldstein
		Title:	Authorized Signatory

OAKTREE CAPITAL MANAGEMENT, LLC

/s/ Stephen Kaplan
Name:	Stephen A. Kaplan
Title:	Principal

/s/ Richard J. Goldstein
Name:	Richard J. Goldstein
Title:	Managing Director

EXHIBIT INDEX

Exhibit 1

Agreement and Plan of Merger, dated as of November 5, 2004, by and among KU Education LLC, KUE Merger Sub Inc., KinderCare Learning Centers, Inc., KLC Associates, L.P., KKR Partners II, L.P., TCW Special Credit Fund V – The Principal Fund and David J. Johnson (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by KinderCare Learning Centers, Inc. on November 9, 2004 (File No. 000-17098)).

Exhibit 2

Stockholder’s Agreement, dated February 13, 1997, among the Issuer, the KKR Investors and the Oaktree Investors (incorporated by reference from Exhibit 2.3 of the Issuer’s Registration Statement on Form S-4, filed March 11, 1997 (File No. 333-23127)).

Exhibit 3	Joint Filing Agreement.

Exhibit 4	Power of Attorney.

Schedule I

THE TCW GROUP, INC.

Directors

Each of the following Directors is a citizen of the United States unless otherwise indicated.

MARK L. ATTANASIO
Group Managing Director
Trust Company of the West
11100 Santa Monica Boulevard, Suite 2000
Los Angeles, CA 90025

ROBERT A. DAY

Chairman of the Board & Chief Executive Officer
Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

GLEN E. BICKERSTAFF

Vice Chairman
Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

PHILIPPE CITERNE (a citizen of France)

Chief Executive Officer
Societe Generale
17 Cours Valmy
92972 Paris, La Defense Cedex
France

PHILIPPE COLLAS (a citizen of France)

Chairman
SG Asset Management
Elf Tower, 2 Place de la Coupole
92078 Paris, La Defense Cedex
France

DAMON P. DE LASZLO, ESQ. (a citizen of the U.K.)

Chairman of Harwin PLC
Byron’s Chambers
Albany, Piccadilly
London W1J OAL - England

WILLIAM C. EDWARDS

Partner - Bryan & Edwards
3000 Sand Hill Road.
Bldg 1, Suite 190
Menlo Park, CA 94025

ERNEST O. ELLISON

Vice Chairman
950 Lakeshore View Court
Incline Village, NV 89451

RICHARD N. FOSTER

Chief Executive Officer
Caxton Health Holdings
500 Park Avenue
New York, NY 10022

JEFFREY E. GUNDLACH

President
TCW Asset Management Company
865 South Figueroa Street, Suite 1800
Los Angeles, CA 90017

CARLA A. HILLS
Hills & Company

901 Fifteenth Street, N.W. Suite 400
Washington, D.C. 20005

KENT KRESA

Chairman Emeritus
Northrop Grumman Corporation
9601 Wilshire Boulevard, Suite 580
Beverly Hills, CA 90210

THOMAS E. LARKIN, JR.

Vice Chairman
The TCW Group, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, CA 90017

DAVID LEE

Managing General Partner
Clarity Partners
100 North Crescent Drive, Suite 300
Beverly Hills, CA 90210

EDFRED L. SHANNON, JR.

Investor, Rancher
14081 Summit Drive
Whittier, CA 90602

ROBERT G. SIMS

Private Investor
16855 W. Bernardo Drive, Suite 250
San Diego, CA 92127-1626

MASATOSHI SATO (a citizen of Japan)

Director, Managing Director
Sompo Japan Insurance Inc.
26-1, Nishi-Shinjuku 1-Chrome
Shinjuku-ku, Tokyo 160-8338
Japan

MARC I. STERN

President
The TCW Group, Inc.
865 South Figueroa Street, Suite 1800
Los Angeles, CA 90017

JAMES R. UKROPINA

O’Melveny & Myers
400 South Hope Street, 15th Floor
Los Angeles, CA 90071-2899

Schedule II

TCW ASSET MANAGEMENT COMPANY

Directors

CHRISTOPHER J. AINLEY

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

ALVIN R. ALBE, JR.

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

MARK L. ATTANASIO

11100 Santa Monica Boulevard, Suite 2000
Los Angeles, CA 90025

CHARLES W. BALDISWIELER

Trust Company of the West
200 Park Avenue, Suite 2200
New York, NY 10166

PHILIP A. BARACH

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

BRIAN M. BEITNER

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

ROBERT D. BEYER

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

GLEN E. BICKERSTAFF

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

MICHAEL E. CAHILL

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

ARTHUR R. CARLSON

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

JEAN-MARC CHAPUS

11100 Santa Monica Boulevard, Suite 2000
Los Angeles, CA 90025

ROBERT A. DAY

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

DAVID S. DEVITO

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

PENELOPE D. FOLEY

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

DOUGLAS S. FOREMAN

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

NICOLA F. GALLUCCIO

Trust Company of the West
200 Park Avenue, Suite 2200
New York, NY 10166

MARK W. GIBELLO

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

JEFFREY E. GUNDLACH

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

RAYMOND F. HENZE III

Trust Company of the West
200 Park Avenue, Suite 2200
New York, NY 10166

THOMAS E. LARKIN, JR.

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

STEPHEN MCDONALD

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

THOMAS K. MCKISSICK

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

PATRICK R. PAGNI (a citizen of France)

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

NATHAN B. SANDLER

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

WILLIAM C. SONNEBORN

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

KOMAL S. SRI-KUMAR

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017

MARC I. STERN

Trust Company of the West
865 South Figueroa Street
Los Angeles, CA 90017